ROPES & GRAY LLP
111 SOUTH WACKER DRIVE,
46TH FLOOR
CHICAGO, ILLINOIS 60606
WWW.ROPESGRAY.COM

September 29, 2011

Andrew J. Terry
T +1 312 845 1265
F +1 312 845 5501
andrew.terry@ropesgray.com

VIA EDGAR AND FEDEX

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:        Angie Kim, Staff Attorney

Re:	Anticipated Price Range
Mattress Firm Holding Corp.
Registration Statement on Form S-1 filed June 10, 2011, as amended
File No. 333-174830

Dear Ms. Kim,

This letter is being supplementally furnished on behalf of Mattress Firm Holding Corp., a Delaware corporation (the “Company”), with respect to the Company’s Form S-1 (File No. 333-174830) that was filed with the Securities and Exchange Commission (the “Commission”) on June 10, 2011, as amended by Amendment No. 1 to the Registration Statement filed with the Commission on July 8, 2011, Amendment No. 2 to the Registration Statement filed with the Commission on July 25, 2011, Amendment No. 3 to the Registration Statement filed with the Commission on August 26, 2011 and Amendment No. 4 to the Registration Statement filed with the Commission on September 28, 2011 (as so amended, the “Registration Statement”).

To assist the staff of the Commission’s Division of Corporation Finance (the “Staff”) in its evaluation of stock compensation and other costs recognized, the Company advises the Staff that, considering information currently available and current market conditions based in part on input received from its underwriters and after giving effect to the 227,058-for-one stock split that will take place prior to the offering, it currently estimates a price range of $18.00 to $21.00 per share for the offering of the Company’s Common Stock, $0.01 par value per share (“Common Stock”).  To further assist the Staff in its review of the Registration Statement, the Company has attached as Exhibit A hereto certain portions of the Registration Statement, revised to give effect to the sale of 5,128,205 shares of Common Stock by the Company based on an assumed offering price of $19.50 per share of Common Stock, which equals the mid-point of the above referenced price range.  For clarity, the Company advises the Staff that, given the volatility of the public trading market and the uncertainty of the timing of the offering, the Company and the underwriters have not yet agreed to a final price range for the offering.

If you require additional information, please feel free to contact me at (312) 845-1265 or Richard Gluckselig at (212) 841-0445.

Best regards,

/s/ Andrew J. Terry

Andrew J. Terry

Cc:	Brigitte Lippmann, Special Counsel
Robyn Manuel, Staff Accountant
James Allegretto, Senior Assistant Chief Accountant
R. Stephen Stagner, Mattress Firm Holding Corp.
Jim R. Black, Mattress Firm Holding Corp.
Charles Strauss, Fulbright & Jaworski L.L.P.
Gene G. Lewis, Fulbright & Jaworski L.L.P.

Exhibit A

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of August 2, 2011 on (1) an actual basis and (2) a pro forma basis, giving effect to this offering, the application of the net proceeds (assuming the over-allotment option is not exercised) from this offering as described in “Use of Proceeds” and the other adjustments set forth in the unaudited pro forma consolidated financial statements appearing elsewhere in this prospectus.

This table should be read in conjunction with the information provided in “Use of Proceeds,” “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of August 2, 2011
	Actual	Pro Forma
	(in thousands, except share and per share amounts)
Cash and cash equivalents (1)	$29,658	$33,850
2007 Senior Credit Facility, including current portion	$229,282	$229,282
2009 Loan Facility (2)	80,919	—
Convertible Notes (3)	40,198	—
PIK Notes (3)	52,972	—
Other long-term debt, including current portion	160	160
Total debt	403,531	229,442
Accrued interest and management fees (3)(4)	3,415	—
Total debt and accrued interest and management fees	406,946	229,442
Stockholder’s Equity:
Preferred stock, $0.001 par value (pro forma); no shares authorized, issued or outstanding on an actual basis; shares authorized, no shares issued or outstanding on a pro forma basis	—	—
Common stock, $0.01 par value; shares authorized; 22,399,592 shares issued and outstanding on an actual basis (after giving effect to the 227,058 -for-one stock split effected on , 2011); 32,427,327 shares issued and outstanding on a pro forma basis	—	324
Additional paid-in capital	156,504	341,354
Accumulated deficit (5)	(167,482)	(171,443)
Total stockholders’ equity	(10,978)	170,235
Total capitalization	$395,968	$399,677

(1)          Pro forma balance includes $4.2 million of net proceeds from this offering that we expect will be available to us after the repayment of the 2009 Loan Facility and the payment of accrued management fees and interest thereon and a related termination fee, as described in “Use of Proceeds,” assuming the over-allotment option is not exercised.

(2)          Pro forma balance reflects the use of cash proceeds from the offering to prepay the remaining 2009 Loan Facility principal balance of $84.4 million and the write-off of unamortized debt discount of $3.5 million.

(3)          Pro forma balance reflects the conversion of outstanding principal balance s and accrued interest for the Convertible Notes and the PIK Notes into shares of our common stock in connection with this offering, in each case at a conversion rate equal to an assumed initial public offering price of $19.50 per share (the mid-point of the offering range shown on the cover of this prospectus).

(4)          Pro forma balance reflects the use of cash proceeds from the offering to pay accrued management fees.

(5)          Pro forma balance reflects the write-off unamortized debt issue costs in the amount of $0.5 million and the write-off of unamortized debt discount in the amount of $3.5 million.

DILUTION

If you invest in our common stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the existing stockholders for the presently outstanding stock.

Our net tangible book value deficiency at August 2, 2011 was $(387.4) million, and our net tangible book value deficiency per share was $(17.30), before giving effect to this offering. Net tangible book value deficiency per share before the offering has been determined by dividing net tangible book value (total book value of tangible assets, which excludes goodwill, net intangible assets and debt issue costs, less total liabilities) by the number of shares of common stock outstanding at August 2, 2011, giving effect to the 227,058-for-one stock split effected on                , 2011 resulting in 22,399,952 shares of common stock outstanding immediately prior to the consummation of this offering. Dilution in net tangible book value per share represents the difference between the amount per share that you pay in this offering and the net tangible book value per share immediately after this offering.

After giving effect to the receipt of the estimated net proceeds from the sale by us of 5,128,205 shares, assuming an initial public offering price of $19.50 per share (the mid-point of the offering range shown on the cover of this prospectus), and giving effect to the application of the estimated net proceeds (assuming the over-allotment option is not exercised) from this offering as described under “Use of Proceeds” and the other adjustments set forth in the unaudited pro forma consolidated financial statements appearing elsewhere in this prospectus, our net tangible book value deficiency at August 2, 2011 would have been $(298.8) million, or $(9.22) per share of common stock. This represents an immediate increase in net tangible book value per share of $8.08 to existing stockholders and an immediate decrease in net tangible book value per share of $28.72 to you. The following table illustrates the dilution.

Assumed initial public offering price per share		$19.50
Net tangible book value per share deficiency at August 2, 2011	(17.30)
Increase per share attributable to this offering	8.08

Net tangible book value per share deficiency after this offering		$(9.22)
Dilution per share to new investors		$28.72

The following table sets forth, as of August 2, 2011, the differences between the amounts paid or to be paid by the groups set forth in the table with respect to the aggregate number of shares of our common stock acquired or to be acquired by each group.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing stockholders (1)	22,399,952	69.1%	$154,263,780	46.2%	$6.89
PIK Notes holders (2)	2,829,487	8.7%	39,100,875	11.7%	$13.82
Convertible Notes holders (2)	2,069,683	6.4%	40,198,000	12.1%	$19.42

New investors	5,128,205	15.8%	100,000,000	30.0%	$19.50
Total	32,427,327	100%	$333,562,655	100%

(1)                                  The Total Consideration Amount consists of the aggregate consideration paid by Class A and Class C-1 unit holders.

(2)                                  The Total Consideration Amount consists of the aggregate purchase price paid for the PIK Notes and Convertibles Notes by the holders thereof.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma consolidated statements of operations for the fiscal year ended February 1, 2011 and for the twenty-six weeks ended August 2, 2011, and the pro forma condensed consolidated balance sheet as of August 2, 2011, are unaudited and have been derived from our historical consolidated financial statements included elsewhere in this prospectus as adjusted to give effect to this offering, the application of the net proceeds therefrom (assuming the over-allotment option is not exercised) as described in “Use of Proceeds,” and the conversion of all of the Convertible Notes and the conversion of all of the PIK Notes into shares of our common stock in connection with the completion of this offering, as if this offering had occurred on February 3, 2010 with respect to the pro forma consolidated statements of operations, and as of August 2, 2011 with respect to the pro forma condensed consolidated balance sheet.

The unaudited pro forma adjustments are based on available information and certain assumptions that we believe are reasonable and are described in the accompanying notes, which should be read in conjunction with these unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial statements should be read in conjunction with the information contained in “Selected Consolidated Financial and Operational Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

The unaudited pro forma financial statements are for illustrative and informational purposes only and should not be considered indicative of the results that would have been achieved had the transactions been consummated on the dates or for the periods indicated. Also, the unaudited pro forma consolidated financial statements should not be viewed as indicative of consolidated balance sheet data or statement of operations data as of any future dates or for any future period.

MATTRESS FIRM HOLDING CORP.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

AS OF AUGUST 2, 2011

	Historical	Pro Forma Adjustments		Pro Forma
	(in thousands)
Assets
Cash and cash equivalents	$29,658	$4,192	(b)	$33,850
Other current assets	55,311	—		55,311
Property and equipment, net	80,558	—		80,558
Intangible assets, net	84,793	—		84,793
Goodwill	287,379	—		287,379
Other long-term assets	11,877	(483	)(a)	11,394
Total assets	$549,576	$3,709		$553,285
Liabilities and Stockholder’s Equity
Notes payable and current maturities of long-term debt	$2,376	$—		$2,376
Other current liabilities	80,995	—		80,995
Long-term debt, net of current maturities	227,066	—		227,066
Long-term debt due to related parties	174,089	(174,089	)(a)(b)	—
Other noncurrent liabilities	76,028	(3,415	)(b)	72,613
Total liabilities	560,554	(177,504)		383,050
Common stock	—	324	(b)	324
Additional paid-in capital	156,504	184,850	(b)	341,354
Accumulated deficit	(167,482)	(3,961	)(a)	(171,443)
Total stockholder’s equity (deficit)	(10,978)	181,213		170,235
Total liabilities and stockholder’s equity	$549,576	$3,709		$553,285

(a)                                  Represents the effect of the loss on debt extinguishment related to the repayment of the 2009 Loan Facility, consisting of the write-off of (1) unamortized debt issue costs in the amount of $0.5 million and (2) unamortized debt discount in the amount of $3.5 million. The following table provides a breakdown of the adjustments described in this note:

	(1)	(2)	Total
	(in thousands)
Other long-term assets	$(483)	$—	$(483)
Long-term debt due to related parties	$—	$3,478	$3,478
Accumulated deficit	$(483)	$(3,478)	$(3,961)

(b)                                 Represents the effects of (1) the 227,058-for-one stock split effected on            , 2011, resulting in 22,399,952 shares of common stock outstanding immediately prior to the consummation of this offering, (2) the application of proceeds from this offering to repay the outstanding principal balance of the 2009 Loan Facility in the amount of $84.4 million, and accrued management fees and interest thereon in the amount of $1.1 million, resulting in $4.2 million cash on the balance sheet and (3) the conversion of Convertible Notes with an outstanding principal balance of $40.2 million and accrued interest in the amount of $0.2 million and the conversion of the PIK Notes with an outstanding principal balance of $53.0 million and accrued interest in the amount of $2.2 million into shares of the Company’s common stock in connection with this offering, in each case at a conversion rate equal to an assumed initial public offering price of $19.50 per share (the mid-point of the offering range shown on the cover of this prospectus). The following table provides information with respect to the adjustments described in this note:

	(1)	(2)	(3)	Total
		(in thousands)
Cash and cash equivalents	$—	$4,192	$—	$4,192
Long-term debt due to related parties	$—	$(84,397)	$(93,170)	$(177,567)
Other noncurrent liabilities	$—	$(1,051)	$(2,364)	$(3,415)
Common stock	$224	$51	$49	$324
Additional paid-in capital	$(224)	$89,589	$95,485	$184,850

MATTRESS FIRM HOLDING CORP.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FISCAL YEAR ENDED FEBRUARY 1, 2011

	Historical	Pro Forma Adjustments		Pro Forma
	(restated)
	(in thousands, except share and per share amounts)
Net sales	$494,115	$—		$494,115
Cost of sales	312,637	—		312,637
Gross profit from retail operations	181,478	—		181,478
Franchise fees and royalty income	3,195	—		3,195
	184,673	—		184,673
Operating expenses:
Sales and marketing expenses	114,017	—		114,017
General and administrative expenses	35,382	(407	)(a)	34,975
Goodwill impairment charge	536	—		536
Loss on store closings and impairment of store assets	2,486	—		2,486
Total operating expenses	152,421	(407)		152,014
Income from operations	32,252	407		32,659
Other expense (income):
Interest income	(6)	—		(6)
Interest expense	31,063	(23,201	)(b)	7,862
	31,057	(23,201)		7,856
Income before income taxes	1,195	23,608		24,803
Income tax expense	846	8,759	(c)	9,605
Net income	$349	$14,849		$15,198
Pro forma basic and diluted net income (loss) per common share(d)	$0.02			$0.47
Pro forma basic and diluted weighted average shares outstanding(d)	22,399,952			32,427,327

(a)	Represents the reduction of management fees included in general and administrative expenses related to termination of the management agreement.

(b)

Represents the reduction of interest expense in the amount of $22.7 million related to the reduction in the principal amount of debt and the reduction in the amortization of debt issue costs and debt discount in the amounts of $0.2 million and $0.3 million, respectively, related to (1) the prepayment of the 2009 Loan Facility on July 19, 2011, (2) the use of proceeds from this offering to repay the remaining outstanding balance of the 2009 Loan Facility and (3) the conversion of Convertible Notes and the conversion of the PIK Notes into shares of the Company’s common stock in connection with this offering.

(c)

Represents the income tax effects of the pro forma adjustments at an effective income tax rate of 37.1%. The effective tax rate is the combination of the federal rate of 35% and the aggregate state rate, net of federal income tax benefit, of 2.1%.

(d)

The Historical results give effect to a 227,058-for-one stock split effected on             , 2011, resulting in 22,399,952  shares of common stock outstanding immediately prior to the consummation of this offering, and the Pro Forma results also give effect to the issuance of (1) 5,128,205 shares of the Company’s common stock as part of this offering, the net proceeds of which will be used to repay the outstanding principal balance of the 2009 Loan Facility in the amount of $84.4 million, (2) 2,069,683 additional shares upon the conversion of the Convertible Notes in connection with this offering and (3) 2,829,487 additional shares upon the conversion of the PIK Notes in connection with this offering, in each case at a price or conversion rate equal to an assumed initial public offering price of $19.50 per share (the mid-point of the offering range shown on the cover of this prospectus). The following table provides historical shares of common stock and pro forma issuances of additional shares of common stock described in this note:

Basic and Diluted Weighted Average Shares Outstanding
Historical, as adjusted for the stock split	22,399,952
Issuance for (1)	5,128,205
Issuance for (2)	2,069,683
Issuance for (3)	2,829,487
Pro Forma	32,427,327

MATTRESS FIRM HOLDING CORP.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

TWENTY-SIX WEEKS ENDED AUGUST 2, 2011

	Historical	Pro Forma Adjustments		Pro Forma
	(in thousands, except share and per share amounts)
Net sales	$331,838	$—		$331,838
Cost of sales	205,227	—		205,227
Gross profit from retail operations	126,611	—		126,611
Franchise fees and royalty income	2,072	—		2,072
	128,683	—		128,683
Operating expenses:
Sales and marketing expenses	80,718	—		80,718
General and administrative expenses	24,123	(192	)(a)	23,931
Loss on store closings and impairment of store assets	39	—		39
Total operating expenses	104,880	(192)		104,688
Income from operations	23,803	192		23,995
Other expense (income):
Interest income	(3)	—		(3)
Interest expense	16,949	(12,859	)(b)	4,090
Loss from debt extinguishment	1,873	(1,857	)(c)	16
	18,819	(14,716)		4,103
Income before income taxes	4,984	14,908		19,892
Income tax expense	319	5,531	(d)	5,850
Net income	$4,665	$9,377		$14,042
Pro forma basic and diluted net income per common share(e)	$0.21			$0.43
Pro forma basic and diluted weighted average shares outstanding(e)	22,399,952			32,427,327

(a)                                  Represents the reduction of management fees included in general and administrative expenses related to termination of the management agreement.

(b)                                 Represents the reduction of interest expense in the amount of $12.5 million related to the reduction in the principal amount of debt, and the reduction in the amortization of debt issue costs and debt discount in the amounts of $0.1 million and $0.2 million, respectively, related to (1) the prepayment of the 2009 Loan Facility on July 19, 2011, (2) the use of proceeds from this offering to repay the remaining outstanding balance of the 2009 Loan Facility and (3) the conversion of Convertible Notes and the conversion of the PIK Notes into shares of the Company’s common stock in connection with this offering.

(c)                                  Represents the reduction of loss from extinguishment related to the prepayment of the 2009 Loan Facility on July 19, 2011.

(d)                                 Represents the income tax effects of the pro forma adjustments at an effective income tax rate of 37.1%. The effective tax rate is the combination of the federal rate of 35% and the aggregate state rate, net of federal income tax benefit, of 2.1%.

(e)                                  The Historical results give effect to a 227,058-for-one stock split effected on              , 2011,  resulting in 22,399,952  shares of common stock outstanding immediately prior to the consummation of this offering, and the Pro Forma results also give effect to the issuance of (1) 5,128,205 shares of the Company’s common stock as part of this offering, the net proceeds of which will be used to repay the outstanding principal balance of the 2009 Loan Facility in the amount of $84.4 million, (2) 2,069,683 additional shares upon the conversion of the Convertible Notes in connection with this offering and (3) 2,829,487 additional shares upon the conversion of the PIK Notes in connection with this offering, in each case at a price or conversion rate equal to an assumed initial public offering price of $19.50 per share (the mid-point of the offering range shown on the cover of this prospectus). The following table provides historical shares of common stock and pro forma issuances of additional shares of common stock described in this note:

Basic and Diluted Weighted Average Shares Outstanding
Historical, as adjusted for the stock split	22,399,952
Issuance for (1)	5,128,205
Issuance for (2)	2,069,683
Issuance for (3)	2,829,487
Pro Forma	32,427,327

PRINCIPAL STOCKHOLDERS

Mattress Holdings, LLC is currently the record and beneficial owner of 100% of the Company’s outstanding common stock. We expect that Mattress Holdings, LLC will be dissolved shortly after expiration of the lock-up agreements described under “Shares Eligible for Future Sale” and that the shares of our common stock held by Mattress Holdings, LLC will be distributed to its equity holders in accordance with the provisions of its organizational documents. The following table sets forth information regarding beneficial ownership, as of August 2, 2011, of outstanding membership interests, or units, of Mattress Holdings, LLC by:

•                  each person or group known to us to own more than 5% of the aggregate number of outstanding units;

•                  each member of our board of directors and each of our named executive officers; and

•                  all of our directors and executive officers and their affiliates as a group.

As of August 2, 2011, the outstanding membership interests of Mattress Holdings, LLC consisted of 15,411 voting Class A Units, 610,985 vested non-voting Class B Units (comprised of Class B-1 Units granted in exchange for services provided to the Company and its subsidiaries) and 17,079,817 voting Class C Units. The table shows the beneficial ownership of each class of the units separately and the beneficial ownership based on the aggregate number of units, as well as the number of shares of our common stock corresponding to the equity interest in Mattress Holdings, LLC beneficially owned by the individuals and entities listed below immediately prior to and immediately following the completion of this offering.

Unless otherwise indicated below, the address for each listed director, officer and unit holder is 5815 Gulf Freeway, Houston, Texas, 77023. Beneficial ownership has been determined in accordance with the applicable rules and regulations promulgated under the Exchange Act. For the beneficial ownership of the outstanding membership interests of Mattress Holdings, LLC and shares of our common stock prior to this offering, no effect was given to the vesting of additional Class B-1 Units as a result of the completion of this offering. Such additional Class B-1 Units are reflected in the column setting forth beneficial ownership immediately after the consummation of this offering, which reflects an aggregate of 925,937 Class B Units vested and outstanding. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares shown as beneficially owned. For more information regarding the terms of our common stock, see “Description of Capital Stock.” For more information regarding our relationship with certain of the persons named below, see “Related Party Transactions.”

	Mattress Holdings, LLC Units						Our Common Stock Beneficially Owned
	Beneficially Owned Prior to the Offering						Immediately		Immediately
Name and Address of Beneficial	Class A Units		Class B Units(1)		Class C Units		Prior to Offering(2)		After Offering(3)
Owner	#	%	#	%	#	%	#	%	#	%
Beneficial Owners of 5% or more of our units:
Investment funds associated with J.W. Childs(4)	10,433	67.70%	—	—	13,410,967	78.52%	17,195,040	76.76%	21,034,040	64.87%
Investment funds associated with Neuberger Berman Group, LLC(5)	2,000	12.98%	—	—	2,000,000	11.71%	2,564,689	11.45%	2,903,265	8.95%
Directors and Executive Officers:
James R. Black	219	1.42%	65,575	10.73%	250,581	1.47%	374,837	1.67%	402,489	1.24%
John W. Childs(6)	—	—	—	—	—	—
Stephen G. Fendrich	—	—	10,000	1.68%	—	—	8,183	*	80,400	*
David A. Fiorentino(6)	—	—	—	—	—	—
Bruce Levy	—	—	6,558	1.07%	—	—	5,366	*	13,181	*
George W. McGill	—	—	13,116	2.15%	—	—	10,733	*	13,182	*
R. Steve Stagner(7)	1,043	6.77%	98,360	16.10%	1,192,945	6.98%	1,609,519	7.19%	1,682,958	5.19%
Adam L. Suttin(6)	—	—	—	—	—	—
Frederick C. Tinsey III	—	—	11,441	1.87%	—	—	9,362	*	22,996	*
William E. Watts(6)	—	—	—	—	—	—
All executive officers and directors as a group (10 persons)	1,262	8.19%	205,050	33.56%	1,443,526	8.45%	2,018,000	9.01%	2,215,205	6.83%

*                                          Indicates beneficial ownership of less than 1%.

(1)                                    All vested Class B Units are Class B-1 Units. Each holder of vested Class B-1 Units is entitled to its pro rata share of future distributions to the equity owners of Mattress Holdings, LLC after certain other equity holders have received aggregate preferred distributions equal to the greater of (i) $154.3 million or (ii) the fair value of Mattress Holdings, LLC’s equity on the grant date of the Class B-1 Units of such holder.  For purposes of this table, we have assumed that all Class B-1 Units were granted when the fair value of Mattress Holdings, LLC’s equity was $154.3 million or less.

(2)                                    Reflects beneficial ownership of the shares of our common stock based on the holder’s aggregate equity interest in Mattress Holdings, LLC, as determined pursuant to the Mattress Holdings, LLC organizational documents. The information presented in this column gives effect to the 227,058 to-one stock split effected on             , 2011 and assumes the liquidation of Mattress Holdings, LLC at an equity value based on an initial public offering price of $19.50 per share, which is the mid-point of the range set forth on the cover page of this prospectus. Does not give effect to additional vesting of the Class B-1 Unit tranche as a result of the completion of this offering, and assumes no vesting of the Class B-2, B-3 and B-4 Unit tranches, held by management and certain other current and former employees. Whether such Class B-2, B-3 and B-4 Unit tranches vest or are forfeited will be determined on the Lock-up Expiration Date.

(3)                                    Based on the assumptions set forth under “Prospectus Summary—The Offering—Note Regarding Outstanding Shares and Beneficial Ownership.”

(4)                                    Represents 9,633 Class A Units and 12,753,081 Class C Units indirectly held by J.W. Childs Equity Partners III, L.P., a Delaware limited partnership, whose general partner is J.W. Childs Advisors III, L.P., and 799 Class A and 657,886 Class C Units indirectly held by JWC Fund III Co-Invest, LLC, a Delaware limited liability company, whose managing member is J.W. Childs Associates, L.P. J.W. Childs Equity Partners III, L.P. and JWC Fund III Co-Invest, LLC hold their interest in the Class A Units and Class C Units through J.W. Childs Mattress Holdings, LLC, a limited liability company managed by J.W. Childs Associates, Inc. Voting and investment control of each of J.W. Childs Equity Partners III, L.P. and JWC

Fund III Co-Invest, LLC is held by J.W. Childs Associates, Inc. Each of the J.W. Childs entities referenced above disclaims beneficial ownership of any securities other than the securities directly held by such entity.

(5)                                    Represents 1,713 Class A Units and 1,712,888 Class C Units held by NB Co-Investment Partners LP, a Delaware limited partnership (“NB Partners”), 44 Class A Units and 44,438 Class C Units held by NB Co-Investment Group LP, a Delaware limited partnership (“NB Group”), 63 Class A Units and 62,674 Class C Units held by Co-Investment Capital Partners LP, a Delaware limited partnership (“Capital Partners” and, together with NB Partners and NB Group, the “NBCIP Entities”) and 180 Class A Units and 180,000 Class C Units held by NB Fund of Funds XVIII—Co-Investment Holding LP, a Delaware limited partnership (“NB Fund XVIII”). The investment and voting control of the securities held by each of the NBCIP Entities is exercised by its investment committee, which is composed, in each case, of the following individuals: Messrs. John Buser, Michael Kramer, John Massey, David Morse Michael Odrich, David Stonberg, Brian Talbot, Anthony Tutrone, Brien Smith and Peter von Lehe. The investment and voting control of the securities held by NB Fund XVIII is exercised by its investment committee, which is composed of the following individuals: Messrs. Hobby Abshier, John Buser, Joseph Malick, John Massey, Jonathan Shofet, Brien Smith, David Stonberg, Anthony Tutrone and Peter Von Lehe. The general partner of each of the NBCIP Entities and NB Fund XVIII and the individuals on the foregoing investment committees disclaim beneficial ownership of these securities.

(6)                                    Messrs. Childs, Fiorentino, Suttin, and Watts are employees of J.W. Childs and, by virtue of this and the relationships described in note (4) above, may be deemed to share voting and dispositive power with respect to the 9,633 Class A Units and 12,753,081 Class C Units held by J.W. Childs Equity Partners III, L.P., a Delaware limited partnership, whose general partner is J.W. Childs Advisors III, L.P., and 799 Class A Units and 657,886 Class C Units held by JWC Fund III Co-Invest, LLC, a Delaware limited liability company, whose managing member is J.W. Childs Associates, L.P. Each of Messrs. Childs, Fiorentino, Suttin, and Watts expressly disclaims beneficial ownership of any securities owned beneficially or of record by any person or persons other than himself for purposes of Section 13(d)(3) and Rule 13d-3 of the Exchange Act and expressly disclaims beneficial ownership of any such securities except to the extent of his pecuniary interest therein.

(7)                                    Excludes 238,589 Class C-2 Units which are held of record by Mr. Stagner as trustee under the Constructive Trustee Agreement dated December 10, 2010 between Mr. Stagner and Julie Stagner, Mr. Stagner’s former wife. Pursuant to the Constructive Trustee Agreement, Ms. Stagner holds sole voting and investment power over these 238,589 Class C-2 Units. Mr. Stagner disclaims any pecuniary interest in these units.

Determination of the Fair Value of Class B Units on Grant Date

Mattress Holdings, LLC, the sole stockholder of the Company, established Class B equity ownership units on January 18, 2007, which may be issued to employees of the Company providing services to or for the benefit of Mattress Holdings, LLC at the discretion of its Board of Managers. Mattress Holdings, LLC has no assets other than its investment in common stock of the Company. The Company has not itself granted any equity awards, but expects to make initial equity awards under the Mattress Firm Holding Corp. 2011 Omnibus Incentive Plan following the completion of this offering. The Class B Units have been granted under the terms of the Mattress Holdings, LLC Second Amended and Restated Limited Liability Company Agreement and are administered by the Board of Managers of Mattress Holdings, LLC. Each holder of vested Class B Units is entitled to its pro rata share of future distributions to the equity owners of Mattress Holdings, LLC after certain other equity holders have received aggregate preferred distributions equal to the greater of (i) $154.3 million or (ii) the fair value of Mattress Holdings, LLC’s equity on the relevant grant date of the Class B Units. After the consummation of this offering, the determination of the distribution to all unit owners in Mattress Holdings, LLC, including owners of Class B Units, will be made after the expiration of the lock-up agreements described under “Shares Eligible for Future Sale” and will result in the distribution of a pro rata portion of the shares of common stock of the Company held by Mattress Holdings, LLC to each of its units owners in accordance with its organizational documents. Such distribution will not be dilutive to the investors in this offering. Mattress Holdings, LLC does not intend to issue additional Class B Units subsequent to the consummation of this offering.

For Class B Units that have been issued, the Company measures compensation cost at fair value on the date of issuance and recognizes compensation expense in the Company’s results of operations over the service period that the Class B Units are expected to vest. As a private company with no public market for the equity securities prior to the completion of this offering, the Company determined the fair value using a contemporaneous valuation consistent with the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation,” or the “Practice Aid.” The method used by the Company to estimate the fair value of Class B Unit grants is based upon a two-step process as of the date of each issuance, as prescribed in the Practice Aid and as further described in “Critical Accounting Policies and Use of Estimate.” The steps of the process involve (1) an estimate of the total equity value of the Company and (2) the allocation of equity value among the various classes of equity units, including Class B Units, using a probability weighted expected return methodology. Within this contemporaneous valuation, a range of factors, assumptions and methodologies were used. The significant factors included:

•                  The Company’s historical operating results, including the growth of revenue and the prospects of its business;

•                  Valuations of comparable public companies;

•                  The lack of a public market for the Company’s equity instruments;

•                  The likelihood of achieving a liquidity event, such as an initial public offering or sale given prevailing market conditions and the nature and history of its business; and

•                  The condition of and outlook for the mattress industry.

The majority of Class B Units were issued to employees in connection with the Company’s acquisition of Mattress Holding on January 18, 2007. Additional Class B Units have been issued from time to time primarily to new employees and to employees who have been promoted into roles with greater responsibilities. The estimated fair value of Class B Units issued in connection with the January 18, 2007 transaction was higher than estimated fair values of issuances that have occurred thereafter primarily as a result of (a) a decline in the enterprise value estimates of the Company that occurred due to declining performance and declining values of comparable businesses during the recession in 2008 and 2009, and (b) an increase in the amount of outstanding debt primarily from the issuance of PIK Notes and interest paid in kind by adding the interest to the outstanding balance of debt related to the 2009 Loan Facility and PIK Notes. Class B Units in the amount of 1,962,190 units were issued in connection with the January 18, 2007 transaction and during fiscal 2007 at an estimated weighted average fair value of $1.48 per unit and with an estimated service period that ranged from 1.8 to 2.0 years. Class B Units in the amount of 25,000 units were issued during fiscal 2008 at an estimated fair value of zero, with such value being the result of the Company’s declining performance, the reductions in valuations of comparable public companies and an increase in the Company’s outstanding debt. Class B Units in the amount of 567,867 units were issued during fiscal 2009 at an estimated weighted average fair value of $0.24 and an estimated service period of 2.9 years. Class B Units in the amount of 473,197 units were issued during fiscal 2010 at an estimated weighted average fair value of $0.23 and an estimated service period of 2.5 years.

The significant factors contributing to the increase in estimated fair value per unit of Class B Units issued during fiscal 2009 and 2010 include the following:

•                  Improved general economic conditions;

•                  Continued growth of revenue and improved operating results;

•                  Ongoing expansion of the Company’s business and operations;

•                  The Company’s expectation for ongoing improvement of financial performance; and

•                  Improved condition of and outlook for the mattress industry.

The amount of compensation expense (benefit) recognized related to Class B Units, including estimated and actual forfeitures of unvested awards, was $1.3 million, approximately $84,000 and approximately ($515,000) during fiscal 2008, fiscal 2009 and fiscal 2010, respectively. The higher amount of expense in fiscal 2008 was the result of the Class B Units issued primarily in connection with the January 18, 2007 transaction. Compensation expense recorded during fiscal 2010 included the effect of forfeitures of unvested awards that occurred during fiscal 2010 that were in excess of previous estimates and which resulted in the reversal of previously recognized expense in the amount of approximately $575,000. As of February 1, 2011, there was approximately $144,000 of total unrecognized compensation costs related to Class B Units that will be recognized as expense over a remaining weighted average period of 2.2 years or upon a change in control or initial public offering, if such an event occurs sooner.

The second step to valuing Class B Units involves the allocation of the total equity value determined on each issuance date among the Class B Units and other equity holders using a probability weighted expected return methodology as prescribed in the Practice Aid. Under this method, the allocation of equity value to Class B Units is determined for a number of possible outcomes, with each outcome weighted based upon management’s estimate of the likelihood of such outcome. With respect to the 473,197 Class B Units issued on October 21, 2010, the second step resulted in the assignment of a probability to a liquidity event resulting from an initial public offering of the Company’s common stock on an assumed date of January 31, 2012. The resulting estimated fair value of the Company’s common stock for an initial public offering outcome, after applying discounts for timing, lack of marketability and an initial public offering discount, was estimated to be $5.95 per share on October 21, 2010, after giving effect to a 227,058-for-one stock split effected on               , 2011 resulting in 22,399,952 shares of common stock outstanding prior to the consummation of this offering.

The assumed initial public offering price of $19.50 per share, the midpoint of the price range set forth on the cover of this prospectus, represents an increase of $13.55, or approximately 227.7%, compared to the estimated fair value of the common stock derived from the valuation of Class B Units issued on October 21, 2010. The increase was primarily the result of the following factors:

•                  Continued growth of the Company’s revenue and improved operating results in the first half of fiscal 2011 compared to the same period in 2010;

•                  The removal of the marketability discount rate as a result of the immediate liquidity available to investors upon consummation of this offering;

•                  The expected increase in earnings per share as a result of this offering;

•                  The ongoing expansion of the Company’s business and operations; and

•                  Improved condition of and outlook for the mattress industry.